

September 22, 2014

Via E-mail

Sam Duncan
Chief Executive Officer and President
SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, MN 55344

     Re: SUPERVALU INC.
             Form 10-K for the Fiscal Year Ended February 22, 2014
             Filed April 23, 2014
             File No. 001-05418

Dear Mr. Duncan:

     We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 22, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Results of Operations, page 31

Net Sales, page 32

Gross Profit, page 33

1. We note your disclosure on page 9 regarding the composition of your owned and operated versus licensed Save-A-Lot stores, as well as the number of stores opened and closed during the period. Please address each of the following for us:

- Please tell us if you separately track net sales and gross profit attributable to your owned and operated stores and to licensee stores within your Save-A-Lot segment separately, whether you separately analyze changes in these amounts and who reviews this information;
- Please tell us whether gross profit as a percentage of net sales is consistent between owned and operated versus licensed stores; and
- Please tell us whether changes in net sales, gross profit and gross profit as a percentage of sales are consistent between periods for owned and operated versus licensed stores.

If you track and/or analyze changes in the aforementioned amounts, please provide us with the amounts and your analyses for each of the periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comment. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief